November 19, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Mr. Doug Jones

Re:	Town Sports International Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
File Number: 000-52013
Dear Mr. Jones:
     We are writing to respond to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 7, 2008 (the “Comment Letter”) relating to the Form 10-K for the fiscal year ended December 31, 2007, as filed by Town Sports International Holdings, Inc. (the “Company” or “we”) on February 29, 2008 (the “Form 10-K”).
     The heading and numbered paragraphs below correspond to the heading and numbered paragraphs in the Comment Letter.
Form 10-K for the Year Ended December 31, 2007
“EBITDA”
1.	We note your intended revised disclosure in regard to EBITDA within the response to our prior comment number 2. We do not believe you have provided substantive reasons specific to you that demonstrate the usefulness of this non-GAAP measure of operating performance to your investors. Your intended revised disclosure indicates the measure is presented as a basis of comparison of operating performance to others, which is vague and nonspecific to you. In this context, it is unclear to us how EBITDA enables a “more accurate comparison of operating performance to other companies,” or provides “a meaningful measure of corporate performance,” particularly given the significance of debt and fixed assets to your operations. You also state that EBITDA is used by “investors and industry analysts as an overall assessment of your performance.” However, the fact that a non-GAAP measure is used by analysts cannot be the sole support for presenting the non-GAAP measure. Refer to footnote 44 of FR-65. Finally, you state that your current period depreciation is not a good indication of your current or future period capital expenditures. However, EBITDA includes neither depreciation nor capital expenditures, so it is not clear how this non-GAAP measure is useful in this regard. Based on the preceding, we do believe you have appropriately justified the use of this non-GAAP measure and believe you should revise to discontinue use of EBITDA in future filings.

The Company has revised its proposed disclosure relating to the use of EBITDA in response to the Comment Letter (which revised proposed disclosure is set forth as Annex A).
     The Company proposes to include in future filings both a reconciliation of EBITDA to net income and cash flows from operations in accordance with GAAP. In addition, the Company will delete “EBITDA margin” as a non-GAAP measure in future filings.
     The revised proposed disclosure highlights the material limitations associated with using EBITDA and makes it clearer that EBITDA is solely a supplemental measure to be used in conjunction with operating income, net income and cash flows from operating activities in accordance with GAAP.
     The Company continues to believe that EBITDA is an appropriate supplemental measure for inclusion in future filings, as management of the Company uses the metric in presentations to the Company’s board of directors and also in the process of determining executive incentive compensation. The Company wishes to communicate to investors and industry analysts that it uses EBITDA for these purposes.
     The Comment Letter noted that EBITDA does not account for depreciation or capital expenditures and asked how EBITDA would be useful, given that depreciation and capital expenditures are significant components in relation to the Company’s operations. The Company believes that current period depreciation expense is not necessarily indicative of its current or future capital expenditures as the cost of developing clubs varies from period to period, depending on the number, size and location of clubs to be opened or closed. The Company’s believes, therefore, that EBITDA is a useful supplemental measure to evaluate its ability to fund future capital expenditures. As indicated in the revised proposed disclosure, the Company’s management regularly uses EBITDA as a supplemental performance metric to the Company’s board of directors so that the board can evaluate the operational performance of the Company absent factors relating to new club openings and closings.
     The Company continues to believe that EBITDA is a helpful supplemental measure for investors and industry analysts in evaluating the Company’s financial performance relative to that of competitors in our industry.
     The revised proposed disclosure for “Non-GAAP Financial Measure — EBITDA” for inclusion in future annual reports on Form 10-K as well as other future filings and releases, is set forth in Annex A hereto. We have also enclosed a blackline showing changes from the version of this disclosure included in our prior response letter dated October 23, 2008.

2.	We note your response to our prior comment 3 in which you refer to your response to our prior comment 2. However, it does not appear that your response to prior comment 2 addressed our comment. Therefore, we reissue our prior comment. Interest and tax expenses are already excluded from your operating income, a GAAP measure, so it is not clear why an alternative measure is necessary to exclude such amounts. Please advise.
     The Company believes that operating income in accordance with GAAP is — and should be — the primary measure of operating performance because it excludes interest and tax expenses. However, as discussed in our response to Comment No. 1, the exclusion of depreciation and amortization expense associated with club openings and closings provides an additional measure of operating performance of the Company, as it focuses on financial performance based on operational factors that management can impact in the short-term — namely, revenues, costs and expenses of the organization. Again, EBITDA is used by the Company solely as a supplemental financial measure and the Company uses it in conjunction with, and not as a replacement for, operating income, net income, and cash flows from operating activities in accordance with GAAP.
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The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Daniel Gallagher
Daniel Gallagher
Town Sports International Holdings, Inc. Chief Financial Officer

cc.	David M. Kastin, Esq. (Senior Vice President, General Counsel, Town Sports International)
Christoph Gabel (PricewaterhouseCoopers LLP)
Glenn M. Reiter, Esq. (Simpson Thacher & Bartlett LLP)

ANNEX A
Non-GAAP Financial Measure — EBITDA
     We use the term “EBITDA” in this annual report. EBITDA consists of net income (loss) plus interest expense, net of interest income, provision for corporate income taxes, depreciation and amortization. This term, as we define it, may not be comparable to similarly titled measures used by other companies and is not a measure of financial performance presented in accordance with GAAP.
     EBITDA has material limitations as an analytical tool and should not be considered in isolation or as a substitute for cash flows from operating activities, operating income or other cash flow or income data prepared in accordance with GAAP. The items excluded from EBITDA, but included in the calculation of reported net income, are significant components of the consolidated statements of income, and must be considered in performing a comprehensive assessment of our financial performance. The funds depicted by EBITDA are not necessarily available for discretionary use if reserved for particular capital purposes, to maintain compliance with covenants in debt agreements, to service debt or to pay taxes.
     EBITDA is used by the Company’s management and may be used by investors and industry analysts as a supplemental measure to, and in conjunction with, our cash flow and income data in accordance with GAAP for the following purposes:
•	The Company considers EBITDA to be a useful supplemental measure to cash flow and income data in accordance with GAAP because it indicates our ability to generate funds sufficient to pay taxes, to incur and service debt, and to make capital expenditures.

•	The Company uses EBITDA-based measures in analyzing its own financial performance and that of its management team, including as a performance metric in management’s periodic presentations to the Company’s board of directors.

•	The Company uses EBITDA as a key factor in determining annual incentive bonuses for executive officers, as noted in the Compensation Discussion and Analysis in the Company’s proxy statement.

•	The Company is required to comply with financial covenants and borrowing limitations that are based on EBITDA in our debt agreements.

•	The Company believes that the use of EBITDA, which eliminates non-cash or non-operating items, such as interest expense, interest income and income taxes, and also eliminates items related to our capital and tax structure, such as depreciation and amortization, facilitates a comparison of our financial performance to that of other companies in our industry.
     We do not, and investors and industry analysts should not, place undue reliance on EBITDA as a measure of our financial performance.

ANNEX A
     The following tables reconcile EBITDA to our statements of cash flows and our statements of income:

Year ended
December 31, 2007
Net Income	$13,646
Provision for income taxes	8,145
Interest expense, net	25,329
Depreciation and Amortization	45,964

EBITDA	$93,084

Interest expense, net	(25,329)
Provision for income taxes	(8,145)
Loss on extinguishment of debt	12,521
Changes in operating assets and liabilities	1,765
Non-cash interest expense	12,460
Amortization of debt issuance	815
Deferred compensation	913
Landlord contributions	5,439
Non-cash rental, net	508
Change in self-insurance reserve	2,795
Change in deferred tax asset	(11,908)
Change in deferred member costs	(2,271)
Other	305

Net cash provided by operating activities	$82,952

Non-GAAP Financial ~~Measures~~Measure — EBITDA
     We use the ~~terms~~term “EBITDA” ~~and “EBITDA margin” throughout~~in this annual report. EBITDA consists of net income (loss) plus interest expense, net of interest income, provision for corporate income taxes, depreciation and amortization. This term, as we define it, may not be comparable to ~~a~~ similarly titled ~~measure~~measures used by other companies and is not a measure of financial performance presented in accordance with GAAP.
     EBITDA has ~~its~~material limitations as an analytical tool and should not be considered in isolation or as a substitute for ~~net income, operating income,~~ cash flows ~~provided by~~from operating activities, operating income or other ~~income or~~ cash flow or income data prepared in accordance with GAAP. The items excluded from EBITDA, but included in the calculation of reported net income, are significant components of the consolidated statements of income, and must be considered in performing a comprehensive assessment of our financial performance. The funds depicted by EBITDA are not necessarily available for discretionary use if ~~they are~~ reserved for particular capital purposes, to maintain compliance with ~~debt~~ covenants in debt agreements, to service debt or to pay taxes.
     EBITDA is used by ~~both~~the Company’s management~~,~~ and may be used by investors and industry analysts as a supplemental measure to, and in conjunction with ~~traditional GAAP operating performance measures as an important overall assessment of our performance and we do not place undue reliance on this measure as our only measure of operating performance.~~,our cash flow and income data in accordance with GAAP for the following purposes:
•	The ~~elimination of items related to our capital and tax structures, including depreciation and amortization, enables a more accurate comparison of operating performance to other companies in our industry, as these structures may vary from company to company.~~Company considers EBITDA to be a useful supplemental measure to cash flow and income data in accordance with GAAP because it indicates our ability to generate funds sufficient to pay taxes, to incur and service debt, and to make capital expenditures.

•	The ~~elimination of certain non-cash or non-operating items such as interest income, interest expense and income taxes, provides a meaningful measure of corporate performance as well as a comparison of our operating performance to companies in our industry. The Company believes it is beneficial to share with the investment community the same measurements against which it measures its own performance (and therefore the performance of its management team).~~Company uses EBITDA as a measure of its own financial performance and that of its management team, including as a performance metric in management’s periodic presentations to the Company’s board of directors.

•	 ~~EBITDA is the baseline measurement used to determine executive officer annual performance~~The Company uses a variation of EBITDA as a key factor in determining annual incentive bonuses for executive officers, as noted in the Compensation

Discussion and Analysis in the Company’s proxy statement. ~~Management also uses EBITDA in its presentations to its board of directors.~~
•	~~We are~~The Company is required to comply with ~~certain~~ financial covenants and borrowing limitations that are based on variations of EBITDA ~~measurements~~ in ~~certain~~some of our ~~financing documents. The Company believes it is important investors have visibility into the Company’s performance in this regard.~~debt agreements.

•	The Company believes that the use of EBITDA, which eliminates non-cash or non-operating items, such as interest expense, interest income and income taxes, and also eliminates items related to our capital and tax structure, such as depreciation and amortization, facilitates a comparison of our financial performance to that of other companies in our industry.

     We do not, and investors and industry analysts should not, place undue reliance on EBITDA as a measure of our financial performance.
     The following tables reconcile EBITDA to our statements of cash flows and our statements of income: